SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934*

QUEST SOFTWARE, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

74834T-10-3

(CUSIP Number)

Blair Flicker, Esq.

c/o Insight Venture Management, LLC

680 Fifth Avenue, 8th Floor

New York, New York 10019

(212) 230-9200

David Baylor

c/o Vector Capital Corporation

One Market Street, Steuart Tower, 23d Floor

San Francisco, California 94105

(415) 293-5100

With copies to:

Gordon R. Caplan, Esq.

Morgan D. Elwyn, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

Martin A. Wellington, Esq.

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

(650) 752-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Expedition Holding Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) CO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Expedition Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) CO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners (Cayman) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners (Co-Investors) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners (Delaware) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners Coinvestment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Associates VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Associates VII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) CO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Associates Coinvestment II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) OO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Vector Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Vector Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Vector Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) OO

AMENDMENT NO. 1

TO SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Alexander R. Slusky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,722,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,722,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (based on 84,329,361 shares of Common Stock outstanding as of May 3, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) IN

The Insight Reporting Persons (as defined below) previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 19, 2012 (the “Statement”). Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Insight Reporting Persons (as defined below) and the Vector Reporting Persons (as defined below) are filing this Amendment No. 1 to the Statement (“Amendment No. 1”). All capitalized terms used herein but not defined shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a) Amendment No. 1 to the Statement is being filed by the following persons: (i) Expedition Holding Company, Inc., a Delaware corporation (“Parent”); (ii) Expedition Merger Sub, Inc., a Delaware corporation (“Merger Sub”); (iii) Insight Venture Partners VII, L.P., a Delaware limited partnership (“IVP”); (iv) Insight Venture Partners (Cayman) VII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman”); (v) Insight Venture Partners (Co-Investors) VII, L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors”); (vi) Insight Venture Partners (Delaware) VII, L.P., a Delaware limited partnership (“IVP Delaware”, and together with IVP, IVP Cayman and IVP Co-Investors, the “Insight VII Funds”); (vii) Insight Venture Partners Coinvestment Fund II, L.P., a Delaware limited partnership (“IVP Coinvestment”, and collectively with the Insight VII Funds, the “Insight Parties”); (viii) Insight Venture Associates VII, L.P., a Delaware limited partnership (“IVA”); Insight Venture Associates VII, Ltd., a Cayman Islands exempted company (“IVA Ltd”); (ix) Insight Venture Associates Coinvestment II, L.P., a Delaware limited partnership (“IVA Coinvestment”); and (x) Insight Holdings Group, LLC, a Delaware limited liability company (“Insight Holdings”). Parent, Merger Sub, IVP, IVP Cayman, IVP Co-Investors, IVP Delaware, IVP Coinvestment, IVA, IVA Ltd, IVA Coinvestment and Insight Holdings are each an “Insight Reporting Person” and, collectively, the “Insight Reporting Persons”. The general partner of each of the Insight VII Funds is IVA, whose general partner is IVA Ltd. The sole shareholder of IVA Ltd is Insight Holdings, which is managed by a three person Board of Managers. The general partner of IVP Coinvestment is IVA Coinvestment, whose general partner is Insight Holdings.

This Amendment No. 1 to the Statement is also being filed by Vector Capital IV, L.P. (“VC LP”), Vector Capital Partners IV, L.P. (“VCP LP”), Vector Capital, L.L.C. (“VC LLC”) and Alexander R. Slusky (“Mr. Slusky”). VC LP, VCP LP, VC LLC and Mr. Slusky are each a “Vector Reporting Person” and, collectively, the “Vector Reporting Persons” and together with the Insight Reporting Persons, the “Reporting Persons”. The general partner of VC LP is VCP LP and the general partner of VCP LP is VC LLC. VC LLC is managed by Mr. Slusky.

Schedule I hereto, with respect to Parent, Schedule II hereto, with respect to Merger Sub, Schedule III hereto, with respect to Insight Holdings, and Schedule IV hereto with respect to IVA Ltd set forth lists of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Insight Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act, as amended (the “Exchange Act”). The Joint Filing Agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1 (the “Joint Filing Agreement”).

(b) The address of the principal business and principal office of each of the Insight Reporting Persons is c/o Insight Venture Management, LLC, 680 Fifth Avenue, New York, New York 10019. Schedule I, Schedule II, Schedule III, and Schedule IV hereto set forth the principal business address of each Scheduled Person.

The address of the principal business and principal office of each of the Vector Reporting Persons is c/o Vector Capital Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105.

(c) The principal business of each of the Insight Parties is making private equity and related investments. The principal business of IVA is acting as the general partner of the Insight VII Funds. The principal business of IVA Ltd is acting as the general partner of IVA, and other affiliated entities. The principal business of IVA Coinvestment is acting as the general partner of IVP Coinvestment. The principal business of Insight Holdings is acting as the general partner of IVA Coinvestment, and other affiliated entities. Parent and Merger Sub are newly formed entities organized by the Insight Parties for the purpose of making an equity investment in the Company in connection with the Merger (see Item 4 below). Parent is owned by: (i) IVP, holding 38.99% of Parent’s common stock; (ii) IVP Cayman, holding 17.16% of Parent’s common stock; (iii) IVP Co-Investors, holding 0.90% of Parent’s common stock; (iv) IVP Delaware, holding 2.47% of Parent’s common stock; and (v) IVP Coinvestment, holding 40.48% of Parent’s common stock. Merger Sub is a wholly owned subsidiary of Parent. Schedule I, Schedule II, Schedule III, and Schedule IV hereto set forth the principal occupation or employment of each Scheduled Person.

The principal business of each of VC LP, VCP LP and VC LLC is making investments in securities of public and private companies for each of their own accounts. The principal occupation of Mr. Slusky is managing VC LLC as the sole managing member of VC LLC.

(d) During the last five years, none of the Reporting Persons, nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Parent, Merger Sub, IVP, IVP Delaware, IVP Coinvestment, IVA, IVA Coinvestment and Insight Holdings are organized under the laws of the State of Delaware. IVP Cayman, IVP Co-Investors and IVA Ltd are organized under the laws of the Cayman Islands. Schedule I, Schedule II, Schedule III, and Schedule IV hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

VC LP, VCP LP and VC LLC are organized under the laws of the State of Delaware. Mr. Slusky is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

As described in response to Item 4, the shares of Common Stock to which this Amendment No. 1 relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the Transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment (as defined below) will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by the Insight Parties and VC LP as described in Item 4 below, (ii) equity financing in the form of Rollover Shares (as described in the Statement and below) to be contributed to Parent as described in Item 4 below, and (iii) debt financing.

None of the Reporting Persons or the Company paid additional consideration to the Rollover Investors in connection with the execution and delivery of the agreements or arrangements disclosed in this Amendment No. 1 to the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended and supplemented by adding the following at the end thereof:

On June 19, 2012, the Company, entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”) by and among the Company, Parent, and Merger Sub. The Merger Agreement Amendment contemplates, among other changes (i) the addition of VC LP as a provider of equity financing, (ii) increasing the Merger Consideration (as defined in the Merger Agreement) payable in cash upon conversion of the Common Stock from $23.00 per share to $25.75 per share, (iii) increasing the Termination Fee (as defined in the Merger Agreement) payable by the Company under certain circumstances from $6,300,000 to $25,000,000, (iv) increasing the maximum amount of Parent Expenses (as defined in the Merger Agreement) payable by the Company under certain circumstances from $7,000,000 to $12,000,000, and (v) extending the Outside Date (as defined in the Merger Agreement) from September 8, 2012 to October 8, 2012. The preceding summary is qualified in its entirety by reference to the Merger Agreement Amendment, which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 20, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.9.

Concurrently with the execution of the Merger Agreement Amendment, the VS Parties and the Teach a Man to Fish Foundation (collectively, the “Rollover Investors”) entered into a revised commitment letter (the “Rollover Letter Agreement”) with Parent pursuant to which the Rollover Investors will contribute, prior to the Closing and subject to the terms and conditions therein, at least 84% of their shares of Common Stock, stock options and restricted stock units of the Company to Parent in exchange for equity interests in Parent. The Rollover Letter Agreement supersedes in its entirety the Rollover Letter, a form of which was filed as Exhibit 99.3 to the Statement. The preceding summary is qualified in its entirety by reference to the Rollover Letter Agreement, which has been filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 20, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.10.

Concurrently with the execution of the Merger Agreement Amendment, the Rollover Investors, the Insight Parties and VC LP delivered to the Company a revised limited guaranty with respect to certain obligations of Parent under the Merger Agreement, as amended by the Merger Agreement Amendment, (the “Guaranty”). The Guaranty supersedes in its entirety the Limited Guaranty, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Company on March 9, 2012 and incorporated by reference in its entirety as Exhibit 99.4 to the Statement. The preceding summary is qualified in its entirety by reference to the Guaranty, which has been filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 20, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.11.

Concurrently with the execution of the Merger Agreement Amendment, to support its and Merger Sub’s obligations under the Merger Agreement, as amended by the Merger Agreement Amendment, Parent has obtained revised equity financing commitments from the Insight Parties and VC LP (the “Revised Equity Commitment Letter”) and a debt financing commitment from the lenders identified therein (the “Revised Debt Commitment Letter”) for the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. The Revised Equity Commitment Letter and the Revised Debt Commitment Letter supersede in their entirety the Equity Commitment Letter and Debt Commitment Letter, copies of which were filed as Exhibit 99.5 and Exhibit 99.6 to the Statement, respectively. The preceding summary is qualified in its entirety by reference to the Revised Equity Commitment Letter and Revised Debt Commitment Letter, copies of which have been filed as Exhibit 99.12 and Exhibit 99.13 to this Amendment No. 1, and are incorporated by reference herein.

Concurrently with the execution of the Merger Agreement Amendment and in their capacities as stockholders of the Company, the Rollover Investors entered into an Amendment No. 1 to Voting Agreement (the “Voting Agreement Amendment”), pursuant to which they agreed to, among other things, vote their shares in favor of the approval of the Merger Agreement and other proposals necessary to consummate the Merger unless such Voting Agreement is terminated pursuant to its terms. The Voting Agreement, which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Company on March 9, 2012, remains in full force and effect as originally executed on March 8, 2012. The preceding summary is qualified in its entirety by reference to Voting Agreement Amendment, which has been filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 20, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.14.

Concurrently with the execution of the Merger Agreement Amendment, the Insight Parties, the Rollover Investors and VC LP entered into an amended and restated Transaction Support Agreement (the “Amended and Restated Transaction Support Agreement”), which provides for, among other things, the allocation of Parent Obligations (as defined in the Amended and Restated Transaction Support Agreement) amongst the Insight Parties, Rollover Investors and VC LP. The preceding summary is qualified in its entirety by reference to the Amended and Restated Transaction Support Agreement, a copy of which has been filed as Exhibit 99.15 to this Amendment No. 1 and is incorporated by reference herein.

Other than as described in Item 3 and Item 4 above, and except as otherwise disclosed herein or in the Merger Agreement Amendment, the Rollover Letter Agreement, the Guaranty, the Revised Equity Commitment letter or in the Revised Debt Commitment Letter, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may at any time review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters, and may at any time determine to increase or decrease its ownership of Common Stock.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) The Rollover Investors collectively own 30,722,6891 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Exchange Act, therefore may, by reason of the execution and delivery of the Amended and Restated Transaction Support Agreement, be deemed to share beneficial ownership over 30,722,6891 shares of Common Stock, which would represent 36.4% of the Common Stock of the Company issued and outstanding as of May 3, 2012. The Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

(b) The Reporting Persons, by reason of the execution and delivery of Amended and Restated Transaction Support Agreement, may be deemed to have shared dispositive power with the Rollover Investors with respect to 30,722,6891 shares of Common Stock, representing approximately 36.4% of the Common Stock of the Company issued and outstanding as of May 3, 2012. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Persons do not control the voting of shares held by the Rollover Investors, and do not possess any other rights as a Company stockholder with respect to such shares.

(c) Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Statement.

Except as described herein and in the Statement, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated June 21, 2012.

Exhibit 99.9	Merger Agreement Amendment, dated as of June 19, 2012, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 20, 2012).

Exhibit 99.10	Rollover Letter Agreement, dated as of June 19, 2012, by and between Parent and the Rollover Investors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 20, 2012).

Exhibit 99.11	Guaranty, dated as of June 19, 2012, from the Insight Parties, VC LP and Rollover Investors to Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 20, 2012).

Exhibit 99.12	Revised Equity Commitment Letter, dated as of June 19, 2012, from the Insight Parties and VC LP to Parent.

Exhibit 99.13	Revised Debt Commitment Letter, dated as of June 19, 2012, by and among JP Morgan Chase Bank, N.A., J.P. Morgan Securities, LLC, Royal Bank of Canada, Barclays Bank PLC and Parent.

Exhibit 99.14	Voting Agreement Amendment, dated as of June 19, 2012, by and between the Rollover Investors and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 20, 2012).

Exhibit 99.15	Amended and Restated Transaction Support Agreement, dated as of June 19, 2012, by and among the Insight Parties, Rollover Investors, VC LP, Parent and Merger Sub.

[1]

Includes an aggregate of 153,440 shares owned by Vincent C. Smith’s (“Mr. Smith”) minor children. Mr. Smith disclaims beneficial ownership of the common shares held by his children. Includes 355,749 shares held by Vincent C. Smith Annuity Trust 2010-1, 266,811 shares held by Vincent C. Smith Annuity Trust 2010-2, 1,275,000 shares held by Vincent C. Smith Annuity Trust 2011-1, and 172,140 shares held by Teach a Man to Fish Foundation. Includes 2,257,687 shares issuable upon exercise of stock options that are exercisable within 60 days of June 21, 2012; the economic value of 432,982 of these shares has been transferred to Mr. Smith’s former spouse pursuant to a domestic relations order and Mr. Smith disclaims beneficial ownership of these 432,982 shares. Mr. Smith disclaims beneficial ownership of the common shares held by Teach a Man to Fish Foundation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2012	EXPEDITION HOLDING COMPANY, INC.

	By:	/s/ Michael Triplett
Name: Michael Triplett
Title: President

Dated: June 21, 2012	EXPEDITION MERGER SUB, INC.

	By:	/s/ Michael Triplett
Name: Michael Triplett
Title: President

Dated: June 21, 2012	INSIGHT VENTURE PARTNERS VII, L.P.
	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Ventures Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT VENTURE PARTNERS (CAYMAN) VII, L.P.
	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT VENTURE PARTNERS VII (CO-INVESTORS), L.P.
	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT VENTURE PARTNERS (DELAWARE) VII, L.P.
	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT VENTURE PARTNERS COINVESTMENT FUND II, L.P.
	By:	Insight Venture Associates Coinvestment II, L.P., its general partner
	By:	Insight Holdings Group, LLC, its general partner

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT VENTURE ASSOCIATES VII, L.P.
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT VENTURE ASSOCIATES VII, LTD.

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT VENTURE ASSOCIATES COINVESTMENT II, L.P.
	By:	Insight Holdings Group, LLC, its general partner

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Blair M. Flicker
Name: Blair M. Flicker
Title: Vice President

Dated: June 21, 2012	VECTOR CAPITAL IV, L.P.
	By:	Vector Capital Partners IV, L.P., its general partner
	By:	Vector Capital, L.L.C., a general partner

	By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

Dated: June 21, 2012	VECTOR CAPITAL PARTNERS IV, L.P.
	By:	Vector Capital, L.L.C., its general partner

	By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

Dated: June 21, 2012	VECTOR CAPITAL L.L.C.

	By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

Dated: June 21, 2012	ALEXANDER R. SLUSKY

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky

SCHEDULE I

Expedition Holding Company, Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, President	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Vice President and Secretary	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

SCHEDULE II

Expedition Merger Sub, Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, President	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Vice President and Secretary	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

SCHEDULE III

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Deven Parekh, Manager	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Peter Sobiloff, Manager	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

SCHEDULE IV

Insight Venture Associates VII, Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Blair Flicker, Alternate Director	680 Fifth Avenue, 8th Floor New York, NY 10019	General Counsel and Managing Director of Insight Venture Partners	U.S.A.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Blair Flicker, Vice President and General Counsel	680 Fifth Avenue, 8th Floor New York, NY 10019	General Counsel and Managing Director of Insight Venture Partners	U.S.A.
Mark Lessing, Vice President	680 Fifth Avenue, 8th Floor New York, NY 10019	Chief Financial Officer and Managing Director of Insight Venture Partners	U.S.A.
Deven Parekh, Vice President	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.